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                           June 2, 2023

       Ryan Frazier
       Chief Executive Officer
       Arrived Homes, LLC
       1700 Westlake Ave N, Suite 200
       Seattle, WA 98109

                                                        Re: Arrived Homes, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 40
                                                            Filed May 26, 2023
                                                            File No. 024-11325

       Dear Ryan Frazier:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-3269
       with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              John Rostom